UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM U-9C-3
                QUARTERLY REPORT PURSUANT TO RULE 58




                        UNITIL CORPORATION
                (Name of Registered Holding Company)

      6 Liberty Lane West, Hampton, New Hampshire 03842-1720
           (Address of principal executive offices)


                ITEM 1 - ORGANIZATION CHART



Name of          Energy or     Date of     State of    Percentage   Nature of
reporting        gas-related organization organization of voting    business
company          company                               securities
held

Unitil
Corporation

  Unitil
  Resources, Inc. Energy      5/26/93       NH            100%         Energy
                                                                   Marketing &
                                                                    Consulting

Description of Various Consulting, Energy marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc.:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed.
From time to time staff visit other locations, predominately in New England, representing client interests.

Consulting Services

A.	Kingston-Warren Corporation Consulting.  An agreement was signed as of December 30, 1994 between Unitil Resources and Kingston-Warren Corporation (K-W) under which Unitil Resources will assist K-W in the conduct of studies relating to alternatives to K-W'S current retail power supply arrangements. No charges have been assessed to date on this contract.

B.	Bangor Hydro Electric Consulting.  During March 1997, Unitil
        Resources performed consulting work for Bangor Hydro Electric Company, which included furnishing a complete set of electronic Construction Standards in portable document format, suitable for electronic distribution and publishing over the Internet. During the second quarter of 1997, revenues of $6,200 were received on this contract.

C.	Sale of Survey Information.  During the first quarter of 1997, Unitil
        Resources, in partnership with The Delahaye Group (a New Hampshire-based market research firm), began to market and sell a report analyzing the New Hampshire Pilot Program, and which provided the results of a survey completed in late 1996 of Pilot Program participants. The two entities are equally dividing the revenues from the sale of these reports, which are priced at $5,000. To date, Unitil Resources has received $5,000 in revenues from the sale of two reports.

Energy Marketing Activities

A.	New Hampshire Pilot Program.  As of July 1, 1996, Unitil Resources
        became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This 24-month program allows 3* of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. Revenues generated from this activity during the second quarter of 1997 were $72,166 and for the year-to-date were $195,433.

     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
                                    None.


                       ITEM 3 - ASSOCIATE TRANSACTIONS

Part I Transactions Performed by Reporting Companies on Behalf of Associate Companies

        None.

Part II Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate       Reporting
company         company       Types of     Direct   Indirect         Total
rendering       receiving     services     costs    costs    Cost of amount
services        services      rendered     charged  charged  capital billed

Unitil          Unitil        Energy       $15,821  $16,902     $0   $32,723
Service         Resources     Marketing
Corp.           Inc.          and
                              Consulting

         Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between 'Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the second quarter of 1997 included re @ atory, finance, accounting, marketing, energy management and administrative services.

               ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                         (Dollars in Thousands)


Investments in Energy-related Companies:
  Total consolidated capitalization
  as of June 30, 1997                                 $138,047
  Total capitalization multiplied by 15t                20,707

        Greater of $50 million or line 2                          $50,000

	Total current aggregate investment:
	Energy-related business:
        Unitil Resources, Inc.                              10

        Total current aggregate investment                             10

	Difference between the greater of $50 million
	or 15% of capitalization and the total aggregate
	investment of the registered holding company
        system (line 3 less line 4)                               $49,990



Investments in Gas-related Companies

None.


ITEM 5 - OTHER INVESTMENTS



                   Other           Other           Reason for
Major line of      investment in   investment in   difference in
energy-related     last U-9C-3     this U-9C-3     other
business           report          report          investment

Energy Marketing   $10,000*            $0             n/a
and Consulting

* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000. There has been no further investment.



                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

               A.      Financial Statements - Page 1 of 2

                              Unitil Resources, Inc.
                (A Wholly-owned Subsidiary of Unitil Corporation)

                                 BALANCE SHEETS
                                  (UNAUDITED)

                                              June 30,            December 31
ASSETS:                                   1997        1996             1996

Current Assets:
   Cash                                 $25,401    $307,714           $2,491
   Accounts Receivable                   75,771       5,000           71,604
   Prepayments                              314           0                0
   Unbilled and Accrued Revenue          36,763           0           39,623
      Total Current Assets              138,249     312,714          113,718

Deferred Debits                              --          --               --

Total Assets                           $138,249    $312,714         $113,718

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Accounts Payable                     $56,734     $30,412         $102,806
   Notes Payable                        202,521           0                0
   Taxes Accrued & Other               (137,069)    189,722          (44,206)
      Total Current Liabilities         122,186     220,134           58,600

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares           100         100              100
   Premium on Common Stock                9,900       9,900            9,900
   Retained Earnings                      6,063      82,580           45,118
      Total Stockholder's Equity         16,063      92,580           55,118

Total Liabilities and Equity           $138,249    $312,714         $113,718

                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

                  A.      Financial Statements - Page 2 of 2

                         Unitil Resources, Inc.
             (A Wholly-owned Subsidiary of Unitil Corporation)

                         STATEMENTS OF EARNINGS
                              (UNAUDITED)

                                  Three Months Ended         Six Months Ended
                                       June 30,                  June 30,
                                   1997        1996          1997        1996

Revenues:
  Service Revenues               $6,200       $(358)      $11,200     $15,427
  Electric Revenues              72,166                   195,433           0
    Total Revenues               78,366        (358)      206,633      15,427

Operating Expenses:
   Purchased Power               69,054           0       186,518           0
   Administrative and General    53,083     421,178        81,957     434,460
      Total Operating Expenses  122,137     421,178       268,475     434,460

 Operating Income               (43,771)   (421,536)      (61,842)   (419,033)

 Nonoperating (Expense) Income   (1,633)      4,941        (1,786)     10,141

Earnings Before Income Taxes    (45,404)   (416,595)      (63,628)   (408,892)
Income Taxes:
   Current Federal              (14,355)   (131,614)      (20,117)   (129,178)
   Current State                 (3,179)    (29,137)       (4,455)    (28,598)
      Total Income Taxes        (17,534)   (160,751)      (24,572)   (157,776)

Net Income                     $(27,870)  $(255,844)     $(39,056)  $(251,116)


                                 B. Exhibits
                                    None.



SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    Unitil Corporation

                                               By:     /s/ Gail A. Siart
                                                     Gail A. Siart
                                                      Treasurer

Dated: August 29, 1997